Exhibit 3.1

FOURTH AMENDMENT TO

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

NEXEO SOLUTIONS HOLDINGS, LLC

a Delaware limited liability company

This Fourth Amendment to Amended and Restated Limited Liability Company Agreement of Nexeo Solutions Holdings, LLC (the “Amendment”) is executed as of August 5, 2013 by Nexeo Solutions Holdings, LLC, a Delaware limited liability company (the “Company”) and is effective as of January 1, 2013.

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Amended and Restated Limited Liability Company Agreement of the Company, executed and agreed to as of April 1, 2011 (as amended by the First Amendment to Amended and Restated Limited Liability Company Agreement of the Company, executed and agreed as of July 29, 2011, the Second Amendment to Amended and Restated Limited Liability Company Agreement of the Company, executed and agreed as of December 24, 2011, the Third Amendment to Amended and Restated Limited Liability Company Agreement of the Company, executed and agreed to as of August 31, 2012 and hereby, and including all exhibits and schedules thereto, the “LLC Agreement”), by and among the Company and each party signatory thereto in its capacity as a Member of the Company.

W I T N E S S E T H:

WHEREAS, Section 12.5(a) of the LLC Agreement provides that the LLC Agreement may be amended, modified, supplemented or restated by the Board of Directors of the Company (the “Board”) (without the consent of any other Persons); and

WHEREAS, pursuant to resolutions duly adopted by the Board at a meeting held on July 31, 2013, the Board has approved the form, terms and provisions of this Amendment and has directed the officers of the Company to execute this Amendment in the name and on behalf of the Company; and

WHEREAS, pursuant to the foregoing authority, the Company desires to amend the LLC Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements as set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1.                                                     Amendments to LLC Agreement

(a)           Amendment to Section 6.1(b).  Section 6.1(b) is hereby deleted in its entirety and replaced with the following:

“(b)         Prior to making distributions pursuant to Section 6.1(c), on each Tax Distribution Date, the Company shall, subject to the availability of funds, which shall be determined by the Board in its sole discretion, distribute to each Member in cash the excess, if any, of such Member’s Assumed Tax Liability, over all previous distributions made to such Member pursuant to this Section 6.1(b) and Section 6.1(c)(ii).

“Tax Distribution Date” means any date that is two Business Days prior to the date on which estimated income tax payments are required to be made by calendar year individual taxpayers and each due date for the income tax return of an individual calendar year taxpayer (without regard to extensions).

“Assumed Tax” of each Member means, for the relevant period, an amount equal to the cumulative amount of federal, state and local income taxes (including any applicable estimated taxes) that the Board estimates would be due from such Member as of a Tax Distribution Date (or other relevant date), determined by (u) taking into account the character of income and loss allocated as it affects the applicable tax rate, (v) excluding gain or loss on the sale of all or substantially all assets of the Company, (w) assuming such Member were an individual who earned solely the items of income, gain, deduction, loss, and/or credit allocated to such Member pursuant to the General Allocations, (x) after taking proper account of loss carryforwards and loss carrybacks available to individual taxpayers, (y) assuming that such Member is subject to tax at the highest applicable rate, and (z) after taking proper account of any adjustments available to such Member under Sections 734 and 743 of the Code.

Unless otherwise determined by the Board, the determination of the Assumed Tax Liability of (i) the holders of Series A Units shall be made assuming that each such holder is a resident of New York, New York and (ii) the holders of Series B Units shall be made assuming that each such holder is an individual citizen or resident of New York, New York.

Distributions pursuant to Section 6.1(b) shall be treated as an advance and shall offset future distributions that such holder of Units would otherwise be entitled to receive pursuant to Section 6.1(c)(ii).  If on a Tax Distribution Date there are not sufficient funds on hand to distribute to each Member the full amount of such Member’s Assumed Tax Liability, distributions pursuant to this Section 6.1(b) shall be made to the Members to the extent of the available funds in proportion to each Member’s positive Assumed Tax Liability.  Notwithstanding the foregoing and for the avoidance of doubt, the Members agree that the Company shall not be required to make distributions to a Member pursuant to this Section 6.1(b) to the extent that such Member realizes income in connection with the issuance of Series B Units to such Member, the forfeiture of Series B Units by such Member in accordance with the Transaction Documents or the repurchase of Series B Units from such Member in accordance with the Transaction Documents.

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Section 2.                                                     General Provisions.

(a)           Modifications. No amendments or modifications of this Amendment shall be valid unless such amendments or modifications are made in accordance with Section 12.5 of the LLC Agreement.

(b)           Counterparts.  This Amendment may be executed in any number of counterparts (including facsimile or other electronic counterparts), all of which together shall constitute a single instrument, and shall become effective when one or more counterparts has been signed by each of the parties hereto and delivered (including by facsimile or other electronic means) to each of the other parties hereto.

(c)           Governing Law.  THIS AMENDMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE.

(d)           Partial Invalidity.  If any term, provision, covenant or condition of this Amendment is held by a court of competent jurisdiction to be invalid, void or unenforceable, the rest of this Amendment shall remain in full force and effect and in no way be affected, impaired or invalidated.

(e)           Effect of the Amendment.  Except as amended by this Amendment, all other terms of the LLC Agreement shall continue in full force and effect and remain unchanged and are hereby confirmed in all respects by the parties hereto.

[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned, intending to be legally bound, has caused this Amendment to be executed as of the date first set forth above.

COMPANY:

NEXEO SOLUTIONS HOLDINGS, LLC

By:	/s/ Michael B. Farnell, Jr.
Name:	Michael B. Farnell, Jr.
Title:	Executive Vice President and
Chief Legal Officer

FOURTH AMENDMENT TO

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF NEXEO SOLUTIONS HOLDINGS, LLC

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